EXHIBIT 99.1

Osisko Development Reports Underground Sampling Results at Trixie, Tintic Project, Including: 4,757.42 g/t Au and 528.90 g/t Ag Over 1.22 m (138.76 oz/t Au and 15.43 oz/t Ag Over 4.00 ft.)

MONTREAL, Québec, Nov. 30, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corporation (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce sampling results from its ongoing underground exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic"), located in the historic East Tintic Mining District in central Utah, U.S.A.

ASSAY HIGHLIGHTS:

Assay highlights include 702 chip samples from 177 mine faces at Trixie. A length-weighted composite for each face Site ID is presented in Table 1 and individual higher-grade samples are also identified within the composites. Samples are collected in feet ("ft.") and assays are reported in grams per tonne ("g/t") gold ("Au") and silver ("Ag"). Conversions to metric and imperial measurements are rounded to two decimal places. Selected assay highlights include:

  340.36 g/t Au and 69.94 g/t Ag over 2.19 meters ("m") (9.93 troy ounce per short ton ("oz/t") Au and 2.04 oz/t Ag over 7.20 ft.) including
    1,017.01 g/t Au and 209.81 g/t Ag over 0.73 m (29.66 oz/t Au and 6.12 oz/t Ag over 2.40 ft.)
  912.28 g/t Au and 5.17 g/t Ag over 2.53 m (26.61 oz/t Au and 0.15 oz/t Ag over 8.30 ft.)
  4,186.46 g/t Au over 0.55 m (122.11 oz/t Au over 1.80 ft.)
  5,197.77 g/t Au and 6,698.97 g/t Ag over 0.61 m (151.60 oz/t Au and 195.39 oz/t Ag over 2.00 ft.)
  1,553.07 g/t Au and 1,224.91 g/t Ag over 1.52 m (45.30 oz/t Au and 35.73 oz/t Ag over 5.00 ft.)
  2,873.05 g/t Au and 2,263.41 g/t Ag over 0.82 m (83.80 oz/t Au and 66.02 oz/t Ag over 2.70 ft.)
  2,800.11 g/t Au and 315.99 g/t Ag over 2.07 m (81.67 oz/t Au and 9.22 oz/t Ag over 6.80 ft.) including
    4,757.42 g/t Au and 528.9 g/t Ag over 1.22 m (138.76 oz/t Au and 15.43 oz/t Ag over 4.00 ft.)
  683.53 g/t Au and 42.51 g/t Ag over 1.04 m (19.94 oz/t Au and 1.24 oz/t Ag over 3.40 ft.) including
    1,769.33 g/t Au and 102.40 g/t Ag over 0.40 m (51.61 oz/t Au and 2.99 oz/t Ag over 1.30 ft.)
  856.54 g/t Au and 608.09 g/t Ag over 0.94 m (24.98 oz/t Au and 17.74 oz/t Ag over 3.10 ft.) including
    2,202.85 g/t Au and 1,559.99 g/t Ag over 0.37 m (64.25 oz/t Au and 45.50 oz/t Ag over 1.20 ft.)
  482.30 g/t Au and 409.81 g/t Ag over 2.59 m (14.07 oz/t Au and 11.95 oz/t Ag over 8.50 ft.) including
    1,277.05 g/t Au and 1,086.13 g/t Ag over 0.98 m (37.25 oz/t Au and 31.68 oz/t Ag over 3.20 ft.)
  226.00 g/t Au and 83.40 g/t Ag over 2.50 m (6.59 oz/t Au and 2.43 oz/t Ag over 8.20 ft.) including
    903.57 g/t Au and 323.83 g/t Ag over 0.61 m (26.35 oz/t Au and 9.45 oz/t Ag over 2.00 ft.)
  193.24 g/t Au and 140.79 g/t Ag over 2.74 m (5.64 oz/t Au and 4.11 oz/t Ag over 9.00 ft.)
  367.54 g/t Au and 141.38 g/t Ag over 3.54 m (10.72 oz/t Au and 4.12 oz/t Ag over 11.60 ft.)
  2,352.18 g/t Au and 911.10 g/t Ag over 0.55 m (68.61 oz/t Au and 26.57 oz/t Ag over 1.80 ft.)
  543.03 g/t Au and 1,005.97 g/t Ag over 2.56 m (15.84 oz/t Au and 29.34 oz/t Ag over 8.40 ft.) including
    1,381.60 g/t Au and 2,546.06 g/t Ag over 1.01 m (40.30 oz/t Au and 74.26 oz/t Ag over 3.30 ft.)
  386.04 g/t Au and 747.10 g/t Ag over 1.37 m (11.26 oz/t Au and 21.79 oz/t Ag over 4.50 ft.) including
    848.82 g/t Au and 1,665.65 g/t Ag over 0.61 m (24.76 oz/t Au and 48.58 oz/t Ag over 2.00 ft.)

EXPLORATION SUMMARY:

  Current underground test mining activities at Trixie are directed by the exploration sampling and drilling results.
  Exploration and underground activities are focused around the 625 level at Trixie, over a strike length of 220 m (720 ft.) and a depth extent of 45 m (150 ft) (see Figures 2 and 3).
  Approximately 20% of the main Trixie area has been explored to date and additional potential for high grade gold exists along strike, at depth down dip and down plunge and along fault zones known to be fluid pathways for gold mineralization (Figure 2).
  High-grade gold results greater than 100 g/t are present throughout the entire sampled area, on all levels, including recent development (see Figure 3 long section and Figure 4 grade distribution).
  Exploration cross cuts in the T4 intersect mineralized material up to 25 m (80 ft.) wide and continuous between levels. High-grade gold mineralization similar to that of T2 is also present in this zone (see Figure 5 cross section of T2 and T4 zones).

Chris Lodder, President of Osisko Development, commented, "Tintic continues to deliver high grade sampling results as our exploration efforts expand the area of mineralization in and around Trixie. As we continue to drive development to reach deeper levels of the mine beyond the main 625 level towards the end of 2023, we are very excited to test exploration potential of target areas located adjacent to historic mine workings that have previously not been tested to date. In addition to Trixie, our greater understanding of the controls on the various styles of precious and base metal mineralization opens up years of potential exploration growth and excitement for our shareholders."

Next Steps

Approximately 7,315 m (24,000 ft.) of surface reverse circulation ("RC") drilling and 1,274 m (4,180 ft.)1,898 ft. of underground diamond ("DD") drilling has been completed to November 15, 2022, which, together with the continuous face and back sampling results, will support the completion of an initial mineral resource estimate expected in the first quarter of 2023 (the "Trixie MRE"). The Trixie MRE is expected to encompass the T2, T4 and 75-85 mineral zones only, representing a small footprint adjacent to the 625 underground level, to support near-term underground activities. The Company continues to be impacted by industry-wide delays in assay turnaround time due to bottlenecks in the processing ability of assay labs. As a result, assay results remain pending for a portion of the RC and DD drilling noted above.

The Company's primary focus remains on the completion of the Trixie portal and decline, which is approximately 30% complete to date and is expected to be completed to the 625 underground level by the second quarter of 2023. Once fully complete, the decline will significantly improve access to the underground workings, expand potential underground exploration target areas and provide sufficient flexibility to complete additional programs targeting mineral resource growth beyond the 625 underground level. The Company expects to provide an update on its 2023 exploration program plans in the first quarter of 2023.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of 17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, USA. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. High grade mineralized material from the T2 and T4 structures is currently being processed via vat leaching on site. The T2 structure is approximately 0.3 m to 2.4 m (1 to 8 ft.) wide and mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone ranging from approximately 3 m to 25 m (10 to 80 ft.) and located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization currently defined over 220 m (720 ft.) in strike and reports consistent multi-ounce gold grades along the entire strike length.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

For further information on the Tintic Project, please refer to the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (with an effective date of June 7, 2022) and prepared for the Company by Dr. Thomas A. Henricksen, QP, C.P.G. (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/4616d15a-84a5-45aa-bcab-624da80d969b

Figure 2 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/ce4bed63-1665-4242-882d-9bb696df81e3

Figure 3 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1142b9e0-03cc-4afc-adde-9d3c7d47a382

Figure 4 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8897be24-d90f-406b-ad7c-9ce4081d1b4f

Figure 5 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/edd03e24-6b75-4d04-a764-f2eb31294447

Table 1: 2022 Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Site ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)
CH1000		0.00	1.37	1.37	32.10	45.11	0.00	4.50	4.50	0.94	1.32
CH1000	Including	0.00	0.52	0.52	51.97	85.74	0.00	1.70	1.70	1.52	2.50
CH1000	and	0.52	0.76	0.24	49.06	50.22	1.70	2.50	0.80	1.43	1.46
CH1001		0.00	1.83	1.83	1.12	9.09	0.00	6.00	6.00	0.03	0.27
CH1002		0.00	1.68	1.68	1.73	1.82	0.00	5.50	5.50	0.05	0.05
CH1002	Including	1.04	1.25	0.21	5.34	14.25	3.40	4.10	0.70	0.16	0.42
CH1003		0.00	0.91	0.91	6.45	6.96	0.00	3.00	3.00	0.19	0.20
CH1004		0.00	0.91	0.91	7.84	29.72	0.00	3.00	3.00	0.23	0.87
CH1004	Including	0.30	0.43	0.12	37.61	138.43	1.00	1.40	0.40	1.10	4.04
CH1005		0.00	1.98	1.98	22.57	18.93	0.00	6.50	6.50	0.66	0.55
CH1005	Including	1.37	1.98	0.61	73.19	55.64	4.50	6.50	2.00	2.13	1.62
CH1006		0.00	1.37	1.37	386.04	747.10	0.00	4.50	4.50	11.26	21.79
CH1006	Including	0.76	1.37	0.61	848.82	1,665.65	2.50	4.50	2.00	24.76	48.58
CH1007		0.00	2.56	2.56	543.03	1,005.97	0.00	8.40	8.40	15.84	29.34
CH1007	Including	1.55	2.56	1.01	1,381.60	2,546.06	5.10	8.40	3.30	40.30	74.26
CH1008		0.00	0.91	0.91	0.59	5.12	0.00	3.00	3.00	0.02	0.15
CH1009		0.00	2.74	2.74	57.47	107.82	0.00	9.00	9.00	1.68	3.14
CH1009	Including	2.29	2.74	0.46	340.76	625.85	7.50	9.00	1.50	9.94	18.25
CH1010		0.00	1.22	1.22	0.02	13.76	0.00	4.00	4.00	0.00	0.40
CH1011		0.00	3.54	3.54	367.54	141.38	0.00	11.60	11.60	10.72	4.12
CH1011	Including	1.77	2.32	0.55	2,352.18	911.10	5.80	7.60	1.80	68.61	26.57
CH1012		0.00	1.28	1.28	0.49	16.35	0.00	4.20	4.20	0.01	0.48
CH1013		0.00	1.46	1.46	69.57	155.41	0.00	4.80	4.80	2.03	4.53
CH1013	Including	0.70	0.85	0.15	649.74	1,491.10	2.30	2.80	0.50	18.95	43.49
CH1014		0.00	1.16	1.16	26.01	215.62	0.00	3.80	3.80	0.76	6.29
CH1014	Including	0.67	0.94	0.27	106.96	900.34	2.20	3.10	0.90	3.12	26.26
CH1015		0.00	1.83	1.83	13.86	33.24	0.00	6.00	6.00	0.40	0.97
CH1015	Including	1.01	1.31	0.30	57.35	156.02	3.30	4.30	1.00	1.67	4.55
CH1016		0.00	1.52	1.52	5.18	15.64	0.00	5.00	5.00	0.15	0.46
CH1016	Including	0.00	0.30	0.30	24.17	51.32	0.00	1.00	1.00	0.70	1.50
CH1017		0.00	1.52	1.52	63.28	106.11	0.00	5.00	5.00	1.85	3.09
CH1017	Including	0.00	0.40	0.40	240.49	391.64	0.00	1.30	1.30	7.01	11.42
CH1018		0.00	1.89	1.89	2.22	15.17	0.00	6.20	6.20	0.06	0.44
CH1019		0.00	1.55	1.55	0.61	3.16	0.00	5.10	5.10	0.02	0.09
CH1020		0.00	1.22	1.22	6.05	4.44	0.00	4.00	4.00	0.18	0.13
CH1021		0.00	1.89	1.89	6.43	15.38	0.00	6.20	6.20	0.19	0.45
CH1021	Including	0.52	0.98	0.46	19.51	40.14	1.70	3.20	1.50	0.57	1.17
CH1022		0.00	1.83	1.83	6.10	5.07	0.00	6.00	6.00	0.18	0.15
CH1022	Including	0.46	0.76	0.30	31.73	29.27	1.50	2.50	1.00	0.93	0.85
CH1023		0.00	1.83	1.83	25.38	40.99	0.00	6.00	6.00	0.74	1.20
CH1023	Including	0.30	1.07	0.76	59.89	67.36	1.00	3.50	2.50	1.75	1.96
CH1025		0.00	2.13	2.13	0.01	0.93	0.00	7.00	7.00	0.00	0.03
CH1026		0.00	2.26	2.26	2.84	12.21	0.00	7.40	7.40	0.08	0.36
CH1026	Including	0.82	1.43	0.61	9.88	18.31	2.70	4.70	2.00	0.29	0.53
CH1027		0.00	3.05	3.05	8.88	48.20	0.00	10.00	10.00	0.26	1.41
CH1027	Including	1.22	1.83	0.61	41.04	174.36	4.00	6.00	2.00	1.20	5.09
CH1028		0.00	3.05	3.05	0.78	22.15	0.00	10.00	10.00	0.02	0.65
CH1029		0.00	3.05	3.05	0.01	6.13	0.00	10.00	10.00	0.00	0.18
CH1030		0.00	3.05	3.05	0.13	2.68	0.00	10.00	10.00	0.00	0.08
CH1031		0.00	2.47	2.47	1.17	3.27	0.00	8.10	8.10	0.03	0.10
CH1031	Including	1.83	2.04	0.21	7.99	15.28	6.00	6.70	0.70	0.23	0.45
CH1033		0.00	2.77	2.77	0.32	0.01	0.00	9.10	9.10	0.01	0.00
CH1034		0.00	1.68	1.68	0.48	3.79	0.00	5.50	5.50	0.01	0.11
CH1035		0.00	2.44	2.44	7.43	32.98	0.00	8.00	8.00	0.22	0.96
CH1035	Including	0.00	0.91	0.91	19.30	70.52	0.00	3.00	3.00	0.56	2.06
CH1037		0.00	2.13	2.13	0.10	5.06	0.00	7.00	7.00	0.00	0.15
CH1038		0.00	2.13	2.13	4.34	17.28	0.00	7.00	7.00	0.13	0.50
CH1038	Including	0.00	0.76	0.76	10.90	34.69	0.00	2.50	2.50	0.32	1.01
CH1049		0.00	1.83	1.83	3.99	16.57	0.00	6.00	6.00	0.12	0.48
CH1049	Including	0.61	1.22	0.61	10.76	43.85	2.00	4.00	2.00	0.31	1.28
CH1050		0.00	3.66	3.66	0.17	1.30	0.00	12.00	12.00	0.00	0.04
CH1051		0.00	1.83	1.83	1.57	5.33	0.00	6.00	6.00	0.05	0.16
CH1052		0.00	4.88	4.88	0.66	6.07	0.00	16.00	16.00	0.02	0.18
CH1053		0.00	1.89	1.89	0.14	3.07	0.00	6.20	6.20	0.00	0.09
CH1055		0.00	1.98	1.98	1.25	1.23	0.00	6.50	6.50	0.04	0.04
CH1056		0.00	2.29	2.29	3.37	4.93	0.00	7.50	7.50	0.10	0.14
CH1056	Including	1.65	1.83	0.18	38.45	53.84	5.40	6.00	0.60	1.12	1.57
CH1057		0.00	2.32	2.32	1.70	1.29	0.00	7.60	7.60	0.05	0.04
CH1057	Including	1.55	1.71	0.15	18.75	18.14	5.10	5.60	0.50	0.55	0.53
CH1058		0.00	2.16	2.16	9.84	46.03	0.00	7.10	7.10	0.29	1.34
CH1058	Including	1.25	2.16	0.91	15.76	50.77	4.10	7.10	3.00	0.46	1.48
CH1059		0.00	3.96	3.96	7.52	5.96	0.00	13.00	13.00	0.22	0.17
CH1059	Including	0.00	0.91	0.91	17.35	0.01	0.00	3.00	3.00	0.51	0.00
CH1059	and	3.05	3.35	0.30	15.47	34.24	10.00	11.00	1.00	0.45	1.00
CH1060		0.00	2.19	2.19	143.28	122.94	0.00	7.20	7.20	4.18	3.59
CH1060	Including	0.91	1.16	0.24	1,277.05	1,086.13	3.00	3.80	0.80	37.25	31.68
CH1061		0.00	1.65	1.65	3.38	35.42	0.00	5.40	5.40	0.10	1.03
CH1062		0.00	1.71	1.71	0.50	0.39	0.00	5.60	5.60	0.01	0.01
CH1063		0.00	2.29	2.29	1.02	16.49	0.00	7.50	7.50	0.03	0.48
CH1064		0.00	2.74	2.74	0.36	4.06	0.00	9.00	9.00	0.01	0.12
CH1065		0.00	2.80	2.80	0.08	2.86	0.00	9.20	9.20	0.00	0.08
CH1066		0.00	2.74	2.74	193.24	140.79	0.00	9.00	9.00	5.64	4.11
CH1066	Including	0.00	0.30	0.30	1,075.52	389.75	0.00	1.00	1.00	31.37	11.37
CH1066	and	0.30	1.22	0.91	123.17	226.98	1.00	4.00	3.00	3.59	6.62
CH1066	and	1.22	1.83	0.61	146.18	98.22	4.00	6.00	2.00	4.26	2.86
CH1068		0.00	2.74	2.74	51.44	55.27	0.00	9.00	9.00	1.50	1.61
CH1068	Including	0.61	0.91	0.30	318.19	254.34	2.00	3.00	1.00	9.28	7.42
CH1068	and	0.91	1.52	0.61	66.59	121.15	3.00	5.00	2.00	1.94	3.53
CH1069		0.00	2.50	2.50	226.00	83.40	0.00	8.20	8.20	6.59	2.43
CH1069	Including	0.76	1.37	0.61	19.02	14.46	2.50	4.50	2.00	0.55	0.42
CH1069	and	1.37	1.98	0.61	903.57	323.83	4.50	6.50	2.00	26.35	9.45
CH1070		0.00	2.19	2.19	1.51	3.81	0.00	7.20	7.20	0.04	0.11
CH1071		0.00	7.62	7.62	1.43	15.30	0.00	25.00	25.00	0.04	0.45
CH1071	Including	0.00	0.30	0.30	7.10	18.07	0.00	1.00	1.00	0.21	0.53
CH1071	and	2.47	2.90	0.43	11.93	145.44	8.10	9.50	1.40	0.35	4.24
CH1072		0.00	2.10	2.10	221.27	17.90	0.00	6.90	6.90	6.45	0.52
CH1072	Including	1.43	2.10	0.67	693.59	56.12	4.70	6.90	2.20	20.23	1.64
CH1073		0.00	2.04	2.04	3.78	7.58	0.00	6.70	6.70	0.11	0.22
CH1073	Including	0.55	1.16	0.61	9.29	21.87	1.80	3.80	2.00	0.27	0.64
CH1074		0.00	1.58	1.58	1.94	5.09	0.00	5.20	5.20	0.06	0.15
CH1075		0.00	8.08	8.08	16.99	109.40	0.00	26.50	26.50	0.50	3.19
CH1075	Including	1.68	2.44	0.76	116.46	800.93	5.50	8.00	2.50	3.40	23.36
CH1075	and	3.20	4.11	0.91	38.20	143.55	10.50	13.50	3.00	1.11	4.19
CH1076		0.00	2.59	2.59	482.30	409.81	0.00	8.50	8.50	14.07	11.95
CH1076	Including	0.91	1.89	0.98	1,277.05	1,086.13	3.00	6.20	3.20	37.25	31.68
CH1077		0.00	2.56	2.56	2.47	37.70	0.00	8.40	8.40	0.07	1.10
CH1078		0.00	2.07	2.07	0.34	14.69	0.00	6.80	6.80	0.01	0.43
CH1079		0.00	2.16	2.16	1.51	3.33	0.00	7.10	7.10	0.04	0.10
CH1080		0.00	2.29	2.29	29.58	36.73	0.00	7.50	7.50	0.86	1.07
CH1080	Including	1.07	1.37	0.30	215.60	275.45	3.50	4.50	1.00	6.29	8.03
CH1081		0.00	2.38	2.38	17.76	32.77	0.00	7.80	7.80	0.52	0.96
CH1081	Including	1.01	1.46	0.46	92.32	168.98	3.30	4.80	1.50	2.69	4.93
CH1082		0.00	1.22	1.22	9.91	84.97	0.00	4.00	4.00	0.29	2.48
CH1082	Including	0.61	1.22	0.61	16.07	125.47	2.00	4.00	2.00	0.47	3.66
CH1083		0.00	1.62	1.62	45.82	343.99	0.00	5.30	5.30	1.34	10.03
CH1083	Including	0.00	1.01	1.01	68.63	519.95	0.00	3.30	3.30	2.00	15.17
CH1084		0.00	3.66	3.66	0.01	0.35	0.00	12.00	12.00	0.00	0.01
CH1085		0.00	3.66	3.66	0.01	0.89	0.00	12.00	12.00	0.00	0.03
CH1086		0.00	1.74	1.74	18.45	84.66	0.00	5.70	5.70	0.54	2.47
CH1086	Including	0.91	1.52	0.61	37.40	223.48	3.00	5.00	2.00	1.09	6.52
CH1086	and	1.52	1.74	0.21	36.61	28.04	5.00	5.70	0.70	1.07	0.82
CH1087		0.00	11.98	11.98	20.87	106.92	0.00	39.30	39.30	0.61	3.12
CH1087	Including	3.35	4.27	0.91	15.16	49.97	11.00	14.00	3.00	0.44	1.46
CH1087	and	4.27	4.88	0.61	164.62	436.58	14.00	16.00	2.00	4.80	12.73
CH1087	and	4.88	5.79	0.91	22.15	0.01	16.00	19.00	3.00	0.65	0.00
CH1087	and	5.79	6.25	0.46	12.77	79.06	19.00	20.50	1.50	0.37	2.31
CH1087	and	6.55	6.77	0.21	15.39	178.95	21.50	22.20	0.70	0.45	5.22
CH1087	and	6.77	7.32	0.55	17.72	727.90	22.20	24.00	1.80	0.52	21.23
CH1087	and	7.32	7.77	0.46	31.19	95.21	24.00	25.50	1.50	0.91	2.78
CH1087	and	8.93	9.45	0.52	18.17	100.55	29.30	31.00	1.70	0.53	2.93
CH1087	and	9.45	10.12	0.67	61.46	226.71	31.00	33.20	2.20	1.79	6.61
CH1087	and	10.12	10.97	0.85	10.17	26.40	33.20	36.00	2.80	0.30	0.77
CH1087	and	10.97	11.98	1.01	12.27	143.02	36.00	39.30	3.30	0.36	4.17
CH1088		0.00	11.06	11.06	16.63	74.01	0.00	36.30	36.30	0.49	2.16
CH1088	Including	2.74	3.66	0.91	71.07	203.19	9.00	12.00	3.00	2.07	5.93
CH1088	and	3.66	4.57	0.91	35.72	82.23	12.00	15.00	3.00	1.04	2.40
CH1088	and	4.57	5.18	0.61	54.08	136.74	15.00	17.00	2.00	1.58	3.99
CH1088	and	5.18	5.79	0.61	20.01	39.38	17.00	19.00	2.00	0.58	1.15
CH1088	and	6.40	7.01	0.61	17.73	97.78	21.00	23.00	2.00	0.52	2.85
CH1088	and	7.01	7.62	0.61	11.26	105.58	23.00	25.00	2.00	0.33	3.08
CH1088	and	7.62	8.23	0.61	17.73	126.12	25.00	27.00	2.00	0.52	3.68
CH1089		0.00	2.10	2.10	25.27	36.38	0.00	6.90	6.90	0.74	1.06
CH1089	Including	0.00	0.82	0.82	62.82	66.14	0.00	2.70	2.70	1.83	1.93
CH1091		0.00	2.44	2.44	4.89	0.24	0.00	8.00	8.00	0.14	0.01
CH1091	Including	1.77	2.44	0.67	17.27	0.01	5.80	8.00	2.20	0.50	0.00
CH1092		0.00	1.52	1.52	4.70	96.19	0.00	5.00	5.00	0.14	2.81
CH1092	Including	1.22	1.52	0.30	6.31	414.06	4.00	5.00	1.00	0.18	12.08
CH1093		0.00	13.81	13.81	2.34	10.48	0.00	45.30	45.30	0.07	0.31
CH1093	Including	11.22	12.28	1.07	15.43	5.28	36.80	40.30	3.50	0.45	0.15
CH1094		0.00	14.02	14.02	10.13	12.82	0.00	46.00	46.00	0.30	0.37
CH1094	Including	1.80	2.19	0.40	254.89	59.86	5.90	7.20	1.30	7.43	1.75
CH1094	and	7.62	7.86	0.24	8.64	34.80	25.00	25.80	0.80	0.25	1.01
CH1094	and	10.58	11.49	0.91	21.39	42.63	34.70	37.70	3.00	0.62	1.24
CH1095		0.00	3.66	3.66	0.01	13.20	0.00	12.00	12.00	0.00	0.39
CH1096		0.00	3.66	3.66	0.01	2.34	0.00	12.00	12.00	0.00	0.07
CH1097		0.00	5.58	5.58	0.49	6.99	0.00	18.30	18.30	0.01	0.20
CH1098		0.00	4.60	4.60	0.01	4.97	0.00	15.10	15.10	0.00	0.14
CH1099		0.00	4.39	4.39	0.26	31.56	0.00	14.40	14.40	0.01	0.92
CH1100		0.00	4.51	4.51	2.06	2.88	0.00	14.80	14.80	0.06	0.08
CH1100	Including	1.34	2.26	0.91	6.24	0.01	4.40	7.40	3.00	0.18	0.00
CH1100	and	2.26	3.11	0.85	3.39	0.01	7.40	10.20	2.80	0.10	0.00
CH1101		0.00	1.86	1.86	9.14	21.77	0.00	6.10	6.10	0.27	0.63
CH1101	Including	0.70	1.13	0.43	38.77	72.44	2.30	3.70	1.40	1.13	2.11
CH1102		0.00	0.94	0.94	856.54	608.09	0.00	3.10	3.10	24.98	17.74
CH1102	Including	0.40	0.76	0.37	2,202.85	1,559.99	1.30	2.50	1.20	64.25	45.50
CH1103		0.00	2.04	2.04	5.49	25.06	0.00	6.70	6.70	0.16	0.73
CH1103	Including	0.61	1.22	0.61	16.04	73.88	2.00	4.00	2.00	0.47	2.15
CH1104		0.00	0.98	0.98	10.11	3.67	0.00	3.20	3.20	0.29	0.11
CH1104	Including	0.00	0.43	0.43	14.18	7.02	0.00	1.40	1.40	0.41	0.20
CH1104	and	0.43	0.55	0.12	16.13	4.76	1.40	1.80	0.40	0.47	0.14
CH1105		0.00	1.04	1.04	683.53	42.51	0.00	3.40	3.40	19.94	1.24
CH1105	Including	0.24	0.64	0.40	1,769.33	102.40	0.80	2.10	1.30	51.61	2.99
CH1106		0.00	2.16	2.16	36.68	36.18	0.00	7.10	7.10	1.07	1.06
CH1106	Including	0.52	0.70	0.18	35.87	32.37	1.70	2.30	0.60	1.05	0.94
CH1106	and	1.04	1.31	0.27	262.63	207.06	3.40	4.30	0.90	7.66	6.04
CH1107		0.00	2.04	2.04	6.97	22.52	0.00	6.70	6.70	0.20	0.66
CH1107	Including	0.98	1.43	0.46	23.12	71.58	3.20	4.70	1.50	0.67	2.09
CH1108		0.00	0.91	0.91	49.18	39.95	0.00	3.00	3.00	1.43	1.17
CH1108	Including	0.00	0.40	0.40	26.49	31.49	0.00	1.30	1.30	0.77	0.92
CH1108	and	0.40	0.55	0.15	193.43	149.21	1.30	1.80	0.50	5.64	4.35
CH1108	and	0.55	0.91	0.37	13.66	3.59	1.80	3.00	1.20	0.40	0.10
CH1109		0.00	0.94	0.94	65.69	58.62	0.00	3.10	3.10	1.92	1.71
CH1109	Including	0.00	0.58	0.58	107.17	95.64	0.00	1.90	1.90	3.13	2.79
CH1110		0.00	2.07	2.07	2,800.11	315.99	0.00	6.80	6.80	81.67	9.22
CH1110	Including	0.00	1.22	1.22	4,757.42	528.90	0.00	4.00	4.00	138.76	15.43
CH1111		0.00	1.13	1.13	19.65	13.67	0.00	3.70	3.70	0.57	0.40
CH1111	Including	0.76	1.13	0.37	54.49	35.36	2.50	3.70	1.20	1.59	1.03
CH1112		0.00	1.25	1.25	0.76	6.00	0.00	4.10	4.10	0.02	0.17
CH1113		0.00	1.37	1.37	2.18	16.69	0.00	4.50	4.50	0.06	0.49
CH1114		0.00	1.52	1.52	1,553.07	1,224.91	0.00	5.00	5.00	45.30	35.73
CH1114	Including	0.00	0.82	0.82	2,873.05	2,263.41	0.00	2.70	2.70	83.80	66.02
CH1115		0.00	1.34	1.34	229.62	226.01	0.00	4.40	4.40	6.70	6.59
CH1115	Including	0.40	0.82	0.43	712.31	686.29	1.30	2.70	1.40	20.78	20.02
CH1116		0.00	1.25	1.25	358.06	219.60	0.00	4.10	4.10	10.44	6.41
CH1116	Including	0.00	0.34	0.34	1,324.67	810.38	0.00	1.10	1.10	38.64	23.64
CH1117		0.00	1.52	1.52	13.31	4.79	0.00	5.00	5.00	0.39	0.14
CH1117	Including	0.00	0.30	0.30	21.26	7.17	0.00	1.00	1.00	0.62	0.21
CH1117	and	0.30	0.61	0.30	41.19	16.77	1.00	2.00	1.00	1.20	0.49
CH1118		0.00	1.40	1.40	13.20	21.92	0.00	4.60	4.60	0.38	0.64
CH1118	Including	0.91	1.07	0.15	105.38	144.88	3.00	3.50	0.50	3.07	4.23
CH1119		0.00	1.22	1.22	4.56	42.47	0.00	4.00	4.00	0.13	1.24
CH1124		0.00	1.71	1.71	4.98	19.11	0.00	5.60	5.60	0.15	0.56
CH1124	Including	1.40	1.71	0.30	21.70	106.99	4.60	5.60	1.00	0.63	3.12
CH1125		0.00	1.07	1.07	1.35	5.10	0.00	3.50	3.50	0.04	0.15
CH1125	Including	0.91	1.07	0.15	8.19	35.65	3.00	3.50	0.50	0.24	1.04
CH1126		0.00	1.25	1.25	0.80	7.87	0.00	4.10	4.10	0.02	0.23
CH1127		0.00	1.07	1.07	3.88	32.21	0.00	3.50	3.50	0.11	0.94
CH1128		0.00	0.91	0.91	1.04	5.51	0.00	3.00	3.00	0.03	0.16
CH1129		0.00	0.82	0.82	0.03	11.72	0.00	2.70	2.70	0.00	0.34
CH1130		0.00	1.04	1.04	0.19	3.10	0.00	3.40	3.40	0.01	0.09
CH1132		0.00	2.23	2.23	10.93	36.45	0.00	7.30	7.30	0.32	1.06
CH1132	Including	0.61	1.40	0.79	28.69	94.24	2.00	4.60	2.60	0.84	2.75
CH1134		0.00	2.74	2.74	22.49	57.63	0.00	9.00	9.00	0.66	1.68
CH1134	Including	0.00	0.21	0.21	111.82	178.46	0.00	0.70	0.70	3.26	5.21
CH1134	and	0.61	1.52	0.91	38.28	119.74	2.00	5.00	3.00	1.12	3.49
CH1135		0.00	0.91	0.91	0.01	1.53	0.00	3.00	3.00	0.00	0.04
CH1138		1.83	18.29	16.46	7.76	16.81	6.00	60.00	54.00	0.23	0.49
CH1138	Including	5.49	6.71	1.22	98.42	156.37	18.00	22.00	4.00	2.87	4.56
CH1139		2.13	18.29	16.15	0.06	2.89	7.00	60.00	53.00	0.00	0.08
CH1140		0.00	1.28	1.28	0.02	1.81	0.00	4.20	4.20	0.00	0.05
CH1141		0.00	2.23	2.23	0.01	3.86	0.00	7.30	7.30	0.00	0.11
CH1142		0.00	2.44	2.44	0.01	5.16	0.00	8.00	8.00	0.00	0.15
CH1143		0.00	1.34	1.34	0.01	0.01	0.00	4.40	4.40	0.00	0.00
CH1144		0.00	1.34	1.34	0.01	2.26	0.00	4.40	4.40	0.00	0.07
CH1145		0.00	2.44	2.44	0.01	7.56	0.00	8.00	8.00	0.00	0.22
CH1146		0.00	0.91	0.91	0.01	1.54	0.00	3.00	3.00	0.00	0.05
CH1147		0.00	0.91	0.91	0.21	1.41	0.00	3.00	3.00	0.01	0.04
CH1148		0.00	1.98	1.98	37.51	41.03	0.00	6.50	6.50	1.09	1.20
CH1148	Including	0.61	1.22	0.61	61.76	81.17	2.00	4.00	2.00	1.80	2.37
CH1148	and	1.22	1.98	0.76	46.09	38.03	4.00	6.50	2.50	1.34	1.11
CH1149		0.00	1.16	1.16	3.07	24.27	0.00	3.80	3.80	0.09	0.71
CH1149	Including	0.61	1.16	0.55	6.48	41.60	2.00	3.80	1.80	0.19	1.21
CH1150		0.00	2.90	2.90	39.15	81.93	0.00	9.50	9.50	1.14	2.39
CH1150	Including	1.68	2.29	0.61	183.65	254.25	5.50	7.50	2.00	5.36	7.42
CH1151		0.00	1.07	1.07	0.01	4.84	0.00	3.50	3.50	0.00	0.14
CH1152		0.00	2.35	2.35	22.48	40.81	0.00	7.70	7.70	0.66	1.19
CH1152	Including	1.22	1.77	0.55	94.58	174.56	4.00	5.80	1.80	2.76	5.09
CH1153		0.00	1.52	1.52	1.17	3.04	0.00	5.00	5.00	0.03	0.09
CH1156		0.00	0.91	0.91	0.38	9.36	0.00	3.00	3.00	0.01	0.27
CH1157		0.00	3.29	3.29	0.09	3.02	0.00	10.80	10.80	0.00	0.09
CH1158		0.00	2.47	2.47	0.62	4.63	0.00	8.10	8.10	0.02	0.13
CH1159		0.00	2.44	2.44	0.69	2.90	0.00	8.00	8.00	0.02	0.08
CH1160		0.00	1.89	1.89	7.54	19.23	0.00	6.20	6.20	0.22	0.56
CH1160	Including	0.43	0.85	0.43	32.50	9.53	1.40	2.80	1.40	0.95	0.28
CH1161		0.00	2.56	2.56	2.93	26.74	0.00	8.40	8.40	0.09	0.78
CH1161	Including	0.46	0.79	0.34	17.38	111.21	1.50	2.60	1.10	0.51	3.24
CH1162		0.00	0.91	0.91	90.75	217.64	0.00	3.00	3.00	2.65	6.35
CH1162	Including	0.00	0.30	0.30	265.96	650.81	0.00	1.00	1.00	7.76	18.98
CH1163		0.00	0.61	0.61	5,197.77	6,698.97	0.00	2.00	2.00	151.60	195.39
CH1164		0.00	1.37	1.37	4.74	26.14	0.00	4.50	4.50	0.14	0.76
CH1164	Including	0.91	1.07	0.15	13.93	85.18	3.00	3.50	0.50	0.41	2.48
CH1164	and	1.07	1.37	0.30	12.00	37.00	3.50	4.50	1.00	0.35	1.08
CH1165		0.00	1.89	1.89	0.42	2.55	0.00	6.20	6.20	0.01	0.07
CH1168		0.00	1.22	1.22	0.23	6.03	0.00	4.00	4.00	0.01	0.18
CH1169		0.00	3.08	3.08	0.71	13.23	0.00	10.10	10.10	0.02	0.39
CH1169	Including	0.00	0.21	0.21	10.14	8.63	0.00	0.70	0.70	0.30	0.25
CH1170		0.00	3.35	3.35	4.20	3.39	0.00	11.00	11.00	0.12	0.10
CH1170	Including	0.91	1.22	0.30	39.13	37.21	3.00	4.00	1.00	1.14	1.09
CH1171		0.00	1.25	1.25	0.45	4.12	0.00	4.10	4.10	0.01	0.12
CH1172		0.00	2.99	2.99	12.62	3.21	0.00	9.80	9.80	0.37	0.09
CH1172	Including	0.00	0.24	0.24	154.47	35.00	0.00	0.80	0.80	4.51	1.02
CH1173		0.00	1.10	1.10	0.03	2.33	0.00	3.60	3.60	0.00	0.07
CH1174		0.00	3.14	3.14	14.04	22.83	0.00	10.30	10.30	0.41	0.67
CH1174	Including	0.91	1.58	0.67	18.95	28.54	3.00	5.20	2.20	0.55	0.83
CH1174	and	1.58	2.50	0.91	20.96	40.41	5.20	8.20	3.00	0.61	1.18
CH1174	and	2.50	3.14	0.64	19.03	21.71	8.20	10.30	2.10	0.56	0.63
CH1175		0.00	1.07	1.07	0.11	2.07	0.00	3.50	3.50	0.00	0.06
CH1176		0.00	2.29	2.29	145.85	30.04	0.00	7.50	7.50	4.25	0.88
CH1176	Including	0.37	0.85	0.49	681.89	51.72	1.20	2.80	1.60	19.89	1.51
CH1180		0.00	2.53	2.53	912.28	5.17	0.00	8.30	8.30	26.61	0.15
CH1180	Including	0.94	1.49	0.55	4,186.46	0.01	3.10	4.90	1.80	122.11	0.00
CH1181		0.00	1.40	1.40	1.65	18.34	0.00	4.60	4.60	0.05	0.53
CH1182		0.00	2.47	2.47	26.05	26.20	0.00	8.10	8.10	0.76	0.76
CH1182	Including	1.10	1.34	0.24	216.26	155.38	3.60	4.40	0.80	6.31	4.53
CH1183		0.00	2.01	2.01	11.62	10.43	0.00	6.60	6.60	0.34	0.30
CH1183	Including	1.22	1.71	0.49	25.71	24.10	4.00	5.60	1.60	0.75	0.70
CH1184		0.00	2.23	2.23	12.81	11.89	0.00	7.30	7.30	0.37	0.35
CH1184	Including	1.46	1.92	0.46	54.34	57.87	4.80	6.30	1.50	1.58	1.69
CH1185		0.00	2.04	2.04	19.47	22.31	0.00	6.70	6.70	0.57	0.65
CH1185	Including	0.61	1.37	0.76	17.83	32.71	2.00	4.50	2.50	0.52	0.95
CH1185	and	1.37	2.04	0.67	38.40	30.79	4.50	6.70	2.20	1.12	0.90
CH1186		0.00	2.44	2.44	25.21	13.30	0.00	8.00	8.00	0.74	0.39
CH1186	Including	0.61	1.22	0.61	16.18	9.70	2.00	4.00	2.00	0.47	0.28
CH1186	and	1.22	2.44	1.22	42.03	20.98	4.00	8.00	4.00	1.23	0.61
CH1187		0.00	2.19	2.19	340.36	69.94	0.00	7.20	7.20	9.93	2.04
CH1187	Including	0.30	1.04	0.73	1,017.01	209.81	1.00	3.40	2.40	29.66	6.12
CH1188		0.00	1.98	1.98	16.75	12.41	0.00	6.50	6.50	0.49	0.36
CH1188	Including	0.30	1.07	0.76	41.04	29.21	1.00	3.50	2.50	1.20	0.85
CH1189		0.00	2.01	2.01	20.14	19.63	0.00	6.60	6.60	0.59	0.57
CH1189	Including	0.00	1.04	1.04	39.08	34.49	0.00	3.40	3.40	1.14	1.01
CH1190		0.00	2.29	2.29	50.20	13.88	0.00	7.50	7.50	1.46	0.40
CH1190	Including	0.61	1.07	0.46	87.28	23.35	2.00	3.50	1.50	2.55	0.68
CH1190	and	1.07	2.29	1.22	61.40	16.94	3.50	7.50	4.00	1.79	0.49
CH1191		0.00	2.77	2.77	1.23	39.60	0.00	9.10	9.10	0.04	1.16
CH1191	Including	1.43	1.92	0.49	5.70	174.27	4.70	6.30	1.60	0.17	5.08
CH1192		0.00	3.78	3.78	0.21	25.26	0.00	12.40	12.40	0.01	0.74
CH1193		0.00	3.99	3.99	3.83	10.85	0.00	13.10	13.10	0.11	0.32
CH1193	Including	2.16	2.47	0.30	40.42	74.12	7.10	8.10	1.00	1.18	2.16
CH1194		0.00	2.04	2.04	87.23	67.27	0.00	6.70	6.70	2.54	1.96
CH1194	Including	0.00	0.61	0.61	147.84	97.22	0.00	2.00	2.00	4.31	2.84
CH1194	and	0.61	1.52	0.91	96.20	79.92	2.00	5.00	3.00	2.81	2.33
CH1195		0.00	2.07	2.07	0.37	55.17	0.00	6.80	6.80	0.01	1.61
CH1196		0.00	4.42	4.42	1.42	10.20	0.00	14.50	14.50	0.04	0.30
CH1196	Including	2.68	3.20	0.52	8.78	9.29	8.80	10.50	1.70	0.26	0.27
CH1197		0.00	4.24	4.24	0.33	15.04	0.00	13.90	13.90	0.01	0.44
CH1198		0.00	2.68	2.68	24.28	40.32	0.00	8.80	8.80	0.71	1.18
CH1198	Including	0.00	0.30	0.30	20.95	44.60	0.00	1.00	1.00	0.61	1.30
CH1198	and	0.91	1.77	0.85	68.14	108.33	3.00	5.80	2.80	1.99	3.16
CH1199		0.00	2.38	2.38	14.50	31.68	0.00	7.80	7.80	0.42	0.92
CH1199	Including	0.61	1.46	0.85	37.49	74.81	2.00	4.80	2.80	1.09	2.18
CH1200		0.00	2.59	2.59	10.15	4.66	0.00	8.50	8.50	0.30	0.14
CH1200	Including	0.76	1.68	0.91	26.43	13.20	2.50	5.50	3.00	0.77	0.38
CH1201		0.00	1.83	1.83	6.61	5.62	0.00	6.00	6.00	0.19	0.16
CH1201	Including	0.43	1.22	0.79	13.75	8.16	1.40	4.00	2.60	0.40	0.24
CH1202		0.00	1.83	1.83	88.88	119.20	0.00	6.00	6.00	2.59	3.48
CH1202	Including	0.91	1.83	0.91	176.69	38.88	3.00	6.00	3.00	5.15	1.13
CH1203		0.00	0.91	0.91	90.69	219.46	0.00	3.00	3.00	2.65	6.40
CH1203	Including	0.46	0.91	0.46	175.80	420.47	1.50	3.00	1.50	5.13	12.26
CH1204		0.00	3.08	3.08	21.21	91.58	0.00	10.10	10.10	0.62	2.67
CH1204	Including	2.41	3.08	0.67	305.45	554.44	7.90	10.10	2.20	8.91	16.17
CH1205		0.00	2.59	2.59	160.08	111.16	0.00	8.50	8.50	4.67	3.24
CH1205	Including	0.91	1.46	0.55	672.03	0.01	3.00	4.80	1.80	19.60	0.00
CH1205	and	1.46	1.83	0.37	91.09	444.60	4.80	6.00	1.20	2.66	12.97
CH1206		0.00	1.83	1.83	226.53	155.96	0.00	6.00	6.00	6.61	4.55
CH1206	Including	0.91	1.46	0.55	672.03	0.01	3.00	4.80	1.80	19.60	0.00
CH1206	and	1.46	1.83	0.37	91.09	444.60	4.80	6.00	1.20	2.66	12.97
CH1208		0.00	2.26	2.26	44.20	6.18	0.00	7.40	7.40	1.29	0.18
CH1208	Including	0.67	1.34	0.67	148.58	20.78	2.20	4.40	2.20	4.33	0.61

Qualified Persons

The scientific and technical information contained in this news release has been prepared in accordance with NI 43-101, and has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure. All underground face samples are collected by TCM geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site TCM laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The TCM Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified Laboratory Manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing Quality Assurance-Quality Control ("QA/QC") work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

All drill core and exploration samples are dispatched to ALS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half are sampled. Certified standards and blanks inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to ALS Laboratory in Reno, NV. Sample submission forms accompany the samples, and digital copies emailed to ALS.

All sample preparation is completed by ALS, including crushing and pulverizing (Prep31) of samples. Analytical assays include gold and silver by fire assay of 50 g sample with AAS finish (Au-AA26), over limits by gravimetric analysis (Au-Grav22). Multi element analysis is by four acid digest (ME-MS61). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development, and then loaded into Datamine Fusion, QA/QC samples are checked, and assays merged with sample information for future reporting.

Cautionary Statements

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. (NYSE: ODV, TSXV: ODV) is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its 100% ownership of the San Antonio gold project, located in Sonora, Mexico and the Tintic Project, located in Utah, U.S.A.

For further information, please contact Osisko Development:

Philip Rabenok
Director, Investor Relations
Email: prabenok@osiskodev.com
Tel: +1 (437) 423-3644

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, the ability of exploration work (including drilling) to accurately predict mineralization, the ongoing advancement of the Trixie decline, our ability to operate four rigs, and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, the ability to continue production at its Trixie mine, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company; the ability to continue current production; regulatory framework; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.